VANGUARD ADMIRAL FUNDS
CIK 0000891190
File No.  811-7023

ITEM NO. 77.C  Matters Submitted to a Vote of Security Holders

Series 2, 3, 4

Admiral Funds to Reorganize: The Admiral Short-Term (Series 2), Intermediate-Term (Series 3), and Long-Term Treasury (Series 4) Funds will be reorganized on a tax-free basis into Vanguard Treasury Bond Funds with identical maturity and quality policies. On June 1, 2001, shareholders of the three Admiral Funds will have their entire account balance exchanged for an equivalent dollar amount of Admiral Shares of the corresponding Treasury bond fund.